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                                                 April 2, 1997


John P. Reilly
President and CEO
Stant Corporation
425 Commerce Drive
Richmond, Indiana 47374

Dear Mr. Reilly:

         We are pleased to submit for consideration a proposal under which Tomkins would be interested in pursuing the acquisition of Stant Corporation.

         Our valuation for each share of common stock of Stant, based on our knowledge to date and assuming an average level of indebtedness of $210 million, is $21.50. This valuation is based on 16,226,815 shares of common stock outstanding and 2,676,583 options with an average exercise price of $11.26154.

         We appreciate the co-operation provided by Tom Erwin and you during our initial review process. We wish to work toward retaining your services if we are to complete a transaction with Stant. Should Stant determine to proceed in negotiating exclusively with us with respect to a possible transaction, we would direct our legal and accounting professionals to undertake confirmatory due diligence. Concurrently with this confirmatory due diligence process, which we expect to complete within 1 week, we would also hope to negotiate definitive agreements to implement the proposed transaction. Accordingly, assuming agreement is reached, a transaction would be announced during the second week of April.

         While we have not reached a binding proposal, in order to continue the process, we request that Stant countersign this letter to indicate our legally binding agreement that until April 30, 1997 neither Stant nor any of its affiliates, nor any of such persons' officers, directors or representatives will, directly or indirectly, solicit, initiate or encourage the submission of any proposal or offer from any person other than Tomkins, enter into or continue any discussions or negotiations with, or provide any information to, any persons other than Tomkins, relating to any merger, consolidation or other business combinations involving Stant or the acquisition of a material amount of Stant's stock or assets.

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John P. Reilly
April 2, 1997
Page 2

         Tomkins' willingness to continue this process is conditioned on no public disclosure being made of this letter or any matters relating hereto or of the fact that discussions are being conducted between us.

Yours sincerely,

By: /s/ Ian A. Duncan
    -------------------------
    DEPUTY CHAIRMAN
    ---------------

Accepted and Agreed:

STANT CORPORATION

By: /s/ John P. Reilly
    -------------------------
    Name:  John P. Reilly
    Title: President and Chief Executive Officer